June 27, 2025

Division of Corporation Finance, Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Cheryl Brown

Re:	Plum III Merger Corp.
Amendment No. 3 to Registration Statement on Form F-4
Filed May 22, 2025
File No. 333-282863

Ladies and Gentlemen:

On behalf of Plum III Merger Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated June 12, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-4 filed on May 22, 2025 (the “Amendment No. 3”). The Company has filed today Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of each comment in the Comment Letter, the text of which the Company has incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses are to page numbers in Amendment No. 4. Capitalized terms used herein but not defined shall have the meanings ascribed to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4

Ownership of PubCo Common Shares after Closing, page 54

1.	Comment. Please provide us with your underlying calculations of Plum’s net tangible book value per share as of December 31, 2024 (unadjusted) included in your dilution table at page 54.

Response. Set forth in the Annex to this Response Letter is the calculation of net tangible book value per share (unadjusted) as of March 31, 2025, the end of the most recent period for which financial information for Plum Acquisition Corp. III (“Plum”) is presented in the Registration Statement, as included in the dilution table.

2.	Comment. We note your revised dilution table at page 54 includes adjustments to net tangible book value for the exercise of certain warrants. Please tell us how you determined that these warrant exercises were material probable or consummated transactions as a result of the business combination under 1604(c) of Regulation S-K. In addition, explain why you have not included the impacts of transaction expenses as an adjustment to arrive at pro forma net tangible book value per share. Please revise your tables as necessary.

Response. The Company has revised the dilution table on pages 54 and 55 of Amendment No. 4 to clarify that the table presents “other material effects” of potential sources of dilution, as required by Item 1604(c) of Regulation S-K, rather than only sources of material probable dilution. The Company has determined that the exercise of the Plum Warrants, the Plum Founder Warrants and the Plum Private Warrants is not a source of “material probable” dilution because all such warrants are currently out-of-the-money, including the Plum Warrants issuable pursuant to the Working Capital Note, which the Staff previously requested the Company include in the dilution table. However, the Company has concluded that the exercise of each of the warrants would constitute a material effect on Plum’s net tangible book value per share, and as such, has elected to include these effects in the table, while indicating in the footnotes that the exercise of the warrants is not “material probable.” Additionally, the Company has revised the dilution table to include the transaction expenses attributable to Plum.

Background of the Business Combination, page 143

3.	Comment. We note your response to prior comment 16 and reissue in part. We note that on March 13, 2024, Cohen reached out to Plum to gauge Plum’s interest in an introduction to TRC, who was exploring a potential business combination with a special purpose acquisition company, and that on August 24, 2024, Plum formally engaged Cohen as its financial advisor to represent and advise Plum on the transaction. Please clarify Plum’s relationship to Cohen at the time the parties were negotiating the business combination and the role Cohen played in the transaction and valuation discussions. In addition, we note your revised disclosure that Cohen did not conduct any diligence on TRC on behalf of Plum. However, we also note that Cohen was present at a meeting on June 13, 2024 to conduct technical due diligence on TRC’s rare earth elements project and that Cohen’s support included providing advice on matters relating to Plum’s diligence investigation. Please expand your disclosure to clarify Cohen’s role in Plum’s diligence investigation.

Response. The Company has revised the disclosure on pages 147, 150 and 157 of Amendment No. 4 to clarify Plum’s relationship with Cohen during the course of the negotiation of the Business Combination Agreement and the role Cohen played in the transaction, valuation discussions and diligence investigations.

4.	Comment. We note your response to prior comment 14. We also note you disclose that the pre- money equity valuation was determined after considering valuations of comparable publicly-listed mining companies, such as Lynas Rare Earths, Iluka, WA Resources Ltd, Brazilian Rare Earths and Aragura Rare Earths Limited, as well as MP Materials, which was publicly listed after a de-SPAC transaction. Please expand your disclosure to discuss who prepared such analysis, the criteria used to select the comparable companies, the valuations of the comparable companies and explain how the comparable companies analysis was applied to determine the valuation of TRC. In addition, we note your disclosures on pages 151 and 156 that Cohen’s support included providing market trading data on specific comparables and precedent transactions. Please revise to provide the disclosure requested above with respect to the precedent transactions.

Response. The Company has revised the disclosure on pages 148, 153, and 157 of Amendment No. 4 to provide the additional requested information.

5.	Comment. We note disclosure on page F-23 that Sponsor entered into a Service Agreement with Freya Advisory, LLC with respect to certain services relating to diligence on potential business combination transactions. Please expand your disclosure to discuss Freya Advisory’s role or advise.

Response. The Company has revised the disclosure on the cover page and pages 27, 54 and 163 of Amendment No. 4 to describe the role played by Freya Advisory, LLC and the compensation payable in connection therewith. Freya Advisory, LLC is a California limited liability company established by Kanishka Roy, the CEO of Plum, as a vehicle through which he provides consulting services, including consulting services to Plum. Mr. Roy is the sole manager of Freya Advisory, LLC.

Sources and Uses for the Business Combination, page 167

6.	Comment. We note your response to prior comment 17. Please revise footnote (2) on page 168 to explain how the 50,000,000 shares to be issued to the TRC Shareholders was derived and tell us why you believe the $10 per share valuation is appropriate.

Response. The Company has revised the disclosure on page 169 of Amendment No. 4 to provide the additional requested information. The Company believes $10.00 per share is appropriate because that price is consistent with the price at which Plum sold shares in its initial public offering.

Total PubCo Common Shares to Be Issued in the Business Combination, page 167

7.	Comment. We note that you disclose pro forma valuations of PubCo of approximately $811,159,550 and $809,489,390 at an assumed price of $10.00 per share for the no redemption and maximum redemption scenarios and that you have valued the securities issued to the TRC Public Shareholders at $350,734,560 based on the same $10.00 per share price. Please revise your disclosure to clearly explain how these pro forma valuations were derived and why you believe a $10 per share price is appropriate. In addition, clearly disclose the methods used and assumptions made in determining how the enterprise values of PubCo of $602.5 million and $599.2 million, as disclosed at footnotes (14) and (15), were derived and how they relate to the pro forma valuations referred to above.

Response. The Company has revised the disclosure on page 168 of Amendment No. 4 to provide the additional requested information.

Material U.S. Federal Income Tax Considerations for U.S. Holders

Material U.S. Federal Income Tax Considerations for TRC U.S. Holders, page 172

8.	Comment. We note your response to prior comment 18 and reissue the comment in part. Please revise your tax disclosure to clearly identify the opinion being rendered and express a conclusion for each material federal tax consequence. In that regard, how you “intend” to report the Domestication, Plum Amalgamation and TRC Amalgamation does not align with the disclosure requirements set forth in Item 4(a)(6) of Form F-4 or Item 1605(b)(6) of Regulation S-K. In addition, we note your disclosure that you have not sought, nor do you intend to seek, any opinion of counsel with respect to the qualification of the Domestication, the Plum Amalgamation and the TRC Amalgamation as a tax deferred “reorganization” within the meaning of Section 368(a) of the Code. However, we also note that Hogan Lovells US LLP and Allen Overy Shearman Sterling US LLP will be providing opinions. Please revise to reconcile your disclosure.

Response. The Company acknowledges the Staff’s comment. The Company maintains that its approach to the disclosure of the Intended U.S. Tax Treatment (as that term is used in the Business Combination Agreement), as detailed below, is consistent with market practice. Further, our interpretation of Item 4(a)(6) of Form F-4, and Item 1605(b)(6) and Item 601(b)(8) of Regulation S-K is that these provisions do not require the Company to receive a legal opinion as to the transaction’s qualification for the Intended U.S. Tax Treatment. The parties to the transaction ultimately determined that the tax consequences of the Intended U.S. Tax Treatment were not sufficiently material to their respective shareholders to warrant either (i) conditioning the transaction on the receipt of legal opinions regarding the qualification of the Intended U.S. Tax Treatment or (ii) incurring the cost of obtaining separate legal opinions regarding the qualification of the Intended U.S. Tax Treatment. This is underscored by the fact that there are significant legal uncertainties under the U.S. federal income tax rules governing the tax consequences of the transaction to shareholders. As a result, even if the Company or Tactical obtained an opinion that the transactions qualify as one or more “reorganizations,” the current tax disclosure would not materially change or provide meaningfully different support for the U.S. federal income tax treatment of the shareholders. As such, the relevant transaction documents only state the Intended U.S. Tax Treatment and do not offer legal opinions as to the qualification of the Intended U.S. Tax Treatment.

Instead, also consistent with market practice when no tax opinion is issued in the transaction, the Company provided in the sections titled “Material U.S. Federal Income Tax Considerations for U.S. Holders” and “Material U.S. Federal Income Tax Considerations for TRC U.S. Holders” (i) that opinions of counsel have been provided by Hogan Lovells US LLP and Allen Overy Shearman Sterling US LLP, respectively, that the statements and legal conclusions contained in those sections are the opinions of such law firms, (ii) the details of the Intended U.S. Tax Treatment and (iii) the tax consequences and alternative treatment of the transaction should it qualify or fail to qualify for the Intended U.S. Tax Treatment. The statements in such sections that no opinion of counsel will be provided with respect to the Intended U.S. Tax Treatment are consistent with historical filings and serve merely to note that a separate legal opinion will not be provided regarding the qualification of the Intended U.S. Tax Treatment. Further, the discussion of the tax consequences of the Intend U.S. Tax Treatment and any alternative tax treatment that may arise if the transactions fail to qualify for the Intended U.S. Tax Treatment are, as with all other statements and legal conclusions in the tax disclosures, set forth as the opinions of Hogan Lovells US LLP and Allen Overy Shearman Sterling US LLP, respectively.

If desired, the Company can supplement this response with precedent examples if requested.

Plum Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 229

9.	Comment. We note you provided annual financial statements for the years ended December 31, 2024 and 2023. However, you did not provide a discussion and analysis of the results of operations or liquidity and capital resources, including going concern matters, for those years. Please advise or revise your disclosures accordingly. Refer to Instruction 6 to Item 5 of Form 20-F.

Response. The Company has revised the disclosure on pages 234 and 235 of Amendment No. 4 to provide the additional requested information.

Business of TRC and Certain Information About TRC, page 241

10.	Comment. Please expand your disclosure to discuss in greater detail the timeline for the Phase 1and Phase 2 Technical Work Programs to evaluate the Peak REE Project, including each portion thereof.

Response. The Company has revised the disclosure on page 245 of Amendment No. 4 to discuss in greater detail the timeline for the Phase 1 and Phase 2 Technical Work Programs to evaluate the Peak REE Project.

Comparison of Corporate Governance and Shareholder Rights, page 314

11.	Comment. We note your cross reference to a description of the differences between TRC’s Articles and the PubCo’s Articles, but are unable to locate such discussion. Please explain any material differences in the rights of TRC shareholders as compared with security holders of PubCo. Refer to Item 1605(b)(4) of Regulation S-K.

Response. The Company has revised the disclosure on pages 314, 323 and 324 of Amendment No. 4 to include a comparison of TRC corporate governance and shareholder rights before and after closing.

Beneficial Ownership of PubCo Securities, page 329

12.	Comment. Please revise the information presented in your beneficial ownership table to provide the beneficial ownership as of the most recent practicable date.

Response. The Company has revised the disclosure on page 333 of Amendment No. 4 to update the beneficial ownership disclosure to June 27, 2025.

General

13.	Comment. Please revise to disclose the status of any discussions and negotiations regarding the contemplated PIPE Investment.

Response. The Company has revised the disclosure throughout Amendment No. 4 to state: “As of the date of this proxy statement/prospectus, no PIPE Investors have committed to fund any PIPE Investment.” As of the date hereof, the parties have received no firm offers for investments from any investors so there are no parties, deal terms or relationships to describe. If the parties subsequently obtain PIPE financing, prior to the Meeting for the approval of the Business Combination, stockholders will be notified of the terms of such investment through an amendment to the Registration Statement or as definitive additional proxy materials, as applicable, and/or, if such PIPE financing is obtained after the Meeting, on current reports on Form 8-K

14.	Comment. We note your response to prior comments 3, 7 and 39. We further note that Sponsor entered into a consulting agreement with the company’s Chief Financial Officer pursuant to which the Chief Financial Officer will receive Founder Shares, Founder Warrants and a success fee. Please revise or advise.

Response. The Company has revised the disclosure on the cover page and pages 27, 54 and 163 of Amendment No. 4 to further discuss the compensation received by the Sponsor and its affiliates, and any resulting material dilution that may result therefrom.

If you have questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:

Kanishka Roy, Plum III Merger Corp.

Ranjeet Sundher, Tactical Resources Corp.

John Duke, Hogan Lovells US LLP

Bill Nelson, Allen Overy Shearman Sterling US LLP

Alain Dermarkar, Allen Overy Shearman Sterling US LLP

Scott McLeod, Scott McLeod Law Corporation

Annex to Comment 1

Set forth below is the calculation of Plum’s net tangible book value per share (unadjusted) as of March 31, 2024, the most recent date for which financial information for Plum is presented in the Registration Statement, as included in the dilution table.

Assumptions for Shares:	No Additional Redemptions	Maximum Redemptions
SPAC Public Shareholders	151,833	—
SPAC Private Placement and Founder Shares	7,927,500	7,927,500
SPAC Public Warrants	9,416,666	9,416,666
SPAC Public Warrants from Promissory Note	969,911	969,911
Founder Warrants	2,354,166	2,354,166
Private Placement Warrants	221,667	221,667
Shares issued for Plum Transaction Expenses	100,000	100,000

Assumptions for Tangible Book Value:	No Additional Redemptions	Maximum Redemptions
Current Assets	142,195	142,195
Trust Account	1,711,089	—
Current Liabilities	3,739,354	3,739,354
Net Tangible Book Value	(1,886,070)	(3,597,159)
Exercise of SPAC Public Warrants ($11.50)	108,291,659	108,291,659
Net Tangible Book Value	106,405,589	104,694,500
Exercise of SPAC Warrants from Promissory Note ($11.50)	11,153,980	11,153,980
Net Tangible Book Value with Warrants Exercised	117,559,569	115,848,480
Exercise of Private Placement Warrants ($11.50)	29,622,076	29,622,076
Net Tangible Book Value with Warrants Exercised and Private Placement Warrants	147,181,645	145,470,556
Plum Only - Cash Transaction Expenses	(2,981,801)	(2,981,801)
Net Tangible Book Value less Transaction Expenses	144,199,844	142,488,755

	No Additional Redemptions		Maximum Redemptions
	Total Shares	Tangible Book Value Per Share	Total Shares	Tangible Book Value Per Share
Plum Net Tangible Book Value per share as of March 31, 2025 (unadjusted)	151,833	$(12.42)	151,833	$(12.42)
Accretion (Dilution) of Plum Shareholders assuming the Redemption of Shares	151,833	$(12.42)	—	$0.00
Accretion (Dilution) of Plum Shareholders include the Founder and Private Placement Shares	8,079,333	$(0.23)	7,927,500	$(0.45)
Accretion (Dilution) of Plum Shareholders assuming the Exercise of Public Warrants	17,495,999	$6.08	17,344,166	$6.04
Accretion (Dilution) of Plum Shareholders assuming the Issuance and Exercise of Warrants pursuant to the Working Capital Note	18,465,910	$6.37	18,314,077	$6.33
Accretion (Dilution) of Plum Shareholders assuming the Exercise of Private Placement Warrants and Founder Warrants	21,041,743	$6.99	20,889,910	$6.96
Accretion (Dilution) of Plum Shareholders assuming Issuance of Shares and cash payments for Plum’s Transaction Expenses	21,141,743	$6.82	20,989,910	$6.79
Initial offering price of Plum		$10.00		$10.00
Pro forma net tangible book value per share from dilutive securities and other related events, excluding the Business Combination		$6.82		$6.79
Dilution to non-redeeming shareholders		$(3.18)		$(3.21)